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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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                      NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                              333-20307

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                             (CHECK ONE):                    CUSIP NUMBER

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     [X] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K [] Form 10-Q and
     Form 10-QSB

          [] Form N-SAR

          For Period Ended: December 31, 1999

          [] Transition Report on Form 10-K

          [] Transition Report on Form 20-F [] Transition Report on Form 11-K [] Transition Report on Form 10-Q [] Transition Report on Form N-SAR For the Transition Period Ended:

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          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
          TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

     The full name of registrant is Poland Communications, Inc. (the "Company"). The address of Company's principal executive office is 4643 Ulster Street, Suite 1300, Denver, Colorado 80237.

PART II -- RULES 12B-25(b) AND (c)

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     The Company believes that the subject report could not be filed without unreasonable effort or expense and seeks relief pursuant to Rule 12b-25(b).

     The Company represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject report will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     As previously disclosed in the Company's Form 8-K, filed December 2, 1999, the Company has changed its independent accountants effective as of November 30, 1999. As such, the Company's independent accountants did not have adequate time to timely complete the procedures necessary to furnish the required opinion on the Company's financial statements, particularly in light of the changes in the Company's accounting to reflect the Company's parent's merger with United Pan-Europe Communications N.V. and its newly adopted merger accounting. In addition, the Company's resources were diverted to the preparation of the financial statements and Form 10-K for the Company's parent, @Entertainment, Inc. These developments have caused delays in the preparations of the Company's Form 10-K for the fiscal year ended December 31, 1999 and its financial statements, and have made the Company unable to timely file its Form 10-K without unreasonable effort and expense.


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PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        Francis Fitzpatrick                 (202)           452-7051
          (Name)                             (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the


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preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes     [] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [] Yes     [X] No

     Poland Communications, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000                By  /s/ Ray Samuelson
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                                        Ray Samuelson
                                        Chief Financial Officer